Filed by Fidelity Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fidelity Bankshares, Inc.

Commission File Number: 000-29040

ABOUT NATIONAL CITY

Our brand promise says it all: “At National City, we care about doing what’s right for our customers.” It stands for everything we do and how we do it. It says what to expect when doing business with us.

EXPECT TO BE A CHAMPION

At National City our mission is customer care, which extends to doing what’s right for our customers, our employees and our communities. How do we do that? In the same way we deliver on the “Customer Champion” brand promise, by consistently delivering the experience we promise. We believe that exceptional performance drives exceptional results. Every member of the National City team is valued and respected. We believe in the importance of a fully engaged workforce and encourage the growth and development of our employees.

WE CARE

We are committed to the success of our employees, our customers and the communities in which we operate. We support our communities through investments in neighborhood projects, the arts, education, civic affairs, and health and human services. Our employees are proud to actively participate in their communities.

                        Michael J. Hart Photography

DAVID A. DABERKO

Chairman and CEO

National City Corporation

“Fidelity is a well-run institution with a sizeable branch network situated in an attractive growth market. We intend to build on this impressive franchise with our full suite of products and services.”

At National City, we care about doing what’s right for our customers.

Who is National City?

•      We are one of the nation’s largest financial holding companies, with assets of more than $141 billion.

•      We are ranked among the top 10 U.S. bank holding companies by assets, according to American Banker.

•      Headquartered in Cleveland, Ohio, we operate through an extensive banking network, primarily in Ohio, Illinois, Indiana, Kentucky, Michigan, Missouri and Pennsylvania; we also serve customers in selected markets nationally.

•      Our core businesses include commercial and retail banking, mortgage financing and service, consumer finance and asset management.

•      We employ more than 33,000 people and have more than 1,200 retail branches and 1,900 ATMs.

•      We’re ranked 213 on the Fortune 500.

•      National City ranks seventh among “megabanks” on Fortune magazine’s annual list of America’s Most Admired Companies.

•      National City is one of the highest-ranked companies by Institutional Shareholder Services (ISS) in the S&P 500 for excellence in corporate governance.

Benefits for National City Employees

•      Competitive salary and benefits package

•      Paid holidays and vacation

•      401(k) plan with matching employer contributions

•      Relocation benefits

•      Free or reduced-rate banking services

•      Educational assistance

•      Comprehensive medical and dental plans

•      Eye care plan

•      Life insurance and disability coverage

•      Reimbursement account programs for health care, dependent care and transportation expenses

•      Childcare discounts

•      Employee assistance program

07/2006